Exhibit 99.1

ITURAN PRESENTS SECOND QUARTER 2026 RESULTS

Record revenue of $104.8 million, up 21%, with subscription revenue up 25% year-over-year;

EBITDA up 24% to a record $28.5 million;

AZOUR, Israel – August 12, 2026. Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced its consolidated financial results for the second quarter, ended June 30, 2026.

Highlights of the Second Quarter of 2026

•	Added 41,000 net subscribers in the quarter, bringing the total subscriber base to 2,711,000.

•	Record quarterly revenue of $104.8 million, a 21% increase year-over-year.

•	Net income of $17.3 million, a 29% increase year-over-year.

•	EBITDA grew to $28.5 million, a 24% increase year-over-year.

•	Record quarterly cash flow from operations of $32.2 million;

•	The Board declared a quarterly dividend of $10 million, or $0.50 per share.

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “The second quarter was an excellent quarter for Ituran. Revenue reached a record $104.8 million, a 21% increase year-over-year with our recurring subscription revenue growing by 25% year-over-year. Furthermore, our operating income, EBITDA and net income each grew faster than our revenue, demonstrating the operating leverage in our business model.”

Mr. Sheratzky continued, “Our growth remains broad-based across Israel and Latin America, supported by our OEM partnerships and by newer segments. Alongside the core business, our growth initiatives continue to mature. IturanMob, our car rental solution, has expanded into the United States and was recognized during the quarter with a Global Tech Insider award, our Credit Carbon initiative continues to advance, and our Big Data capabilities are gaining commercial traction. We remain confident in our ability to deliver continued growth and profitability throughout 2026.”

Second Quarter 2026 Results

Revenues for the quarter were a record $104.8 million, a 21% increase compared with $86.8 million in the second quarter of last year.

76% of revenues were from location-based service subscription fees, and 24% were from product revenues.

Revenues from subscription fees for the quarter were $79.8 million, an increase of 25% over the second quarter of last year.

The subscriber base expanded to 2,711,000 by the end of June 2026, marking a quarterly net increase of 41,000 and a year-over-year increase of 163,000.

Subscriber growth in the quarter continued to be driven by organic demand across our core stolen vehicle recovery and telematics businesses in Israel and Latin America, together with the ongoing contribution from our OEM programs.

Product revenues for the quarter were $25.0 million, an 8% increase year-over-year.

Gross profit for the quarter was $53.4 million (50.9% of revenues), a 24% increase compared with $42.9 million (49.5% of revenues) in the second quarter of last year.

Gross margin on subscription revenues improved to 58.8%, compared to 57.9% in Q2 last year. The gross margin on product revenues was 25.7%, compared to 26.0% last year. The variance in the product gross margin between quarters was due to the change in the product mix sold.

Operating income for the quarter was $23.8 million (22.7% of revenues), representing a 30% increase compared to $18.3 million (21.1% of revenues) in Q2 last year.

EBITDA for the quarter was $28.5 million (27.2% of revenues), up 24% from $22.9 million (26.4% of revenues) in the second quarter of last year.

Finance expenses for the quarter were $1.3 million, similar to finance expenses of $1.3 million in the second quarter of last year. The high level of financial expenses in the quarter was primarily due to the strength of the Israeli Shekel against the US Dollar, which lowered the value of US Dollar linked deposits held in Israel.

Net income for the second quarter of 2026 was $17.3 million (16.5% of revenues), or diluted earnings per share of $0.88, an increase of 29% compared to $13.5 million (15.5% of revenues), or $0.68 per diluted share, in the second quarter of last year.

Cash flow from operations for the quarter was $32.2 million.

On the balance sheet, as of June 30, 2026, the Company had net cash, including marketable securities, of $103.7 million, which includes no debt. This is compared with net cash, including marketable securities, of $107.6 million, as of year-end last year.

Dividend

The Board of Directors declared a dividend of $10 million for the quarter, or $0.50 per share. The current dividend takes into account the Company’s continuing strong profitability, ongoing positive cash flow, and strong balance sheet.

Buy Back

During the quarter $3.0 million in shares were purchased under the Company’s share buy-back program. The total remaining authorization is approximately $10 million. Share repurchases will be funded by available cash and will be made in accordance with SEC Rule 10b-18.

Conference Call Information

The Company will also be hosting a video conference call via the Zoom platform later today, Wednesday, August 12, 2026 at 9am Eastern Time and 4pm Israel Time.

On the call, management will review and discuss the results and will be available to answer investor questions.

To participate in the Zoom call, please register at the following link.

https://us06web.zoom.us/webinar/register/WN_mE4jXN-IS0ufW5K5ZyeaUg

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to, but not limited to, changes in global political, economic, business, competitive, market and regulatory factors. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. We disclaim any obligation to update forward-looking statements, even if our assumptions and projections change, except where applicable law may otherwise require us to do so.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management and control services for vehicles, cargo and personal security for the retail, insurance, financing industries and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel Aviv-based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran’s subscriber base has been growing significantly since the Company’s inception to over 2.7 million subscribers using its location-based services with a market-leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,800 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Colombia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact Udi Mizrahi udi_m@ituran.com Deputy CEO & VP Finance, Ituran (Israel) +972 3 557 1348	International Investor Relations Ehud Helft ituran@ekgir.com EK Global Investor Relations (US) +1 212 378 8040

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements

as of June 30, 2026

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements

as of June 30, 2026

  ITURAN LOCATION AND CONTROL LTD.

  CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	June 30,	December 31,
(In thousands)	2026	2025
	(unaudited)
Current assets
Cash and cash equivalents	103,700	107,551
Investments in marketable securities	3	3
Accounts receivable (net of provision for credit loss)	66,527	58,517
Other current assets	53,027	48,360
Inventories	24,974	23,213
	248,231	237,644
Long-term investments and other assets
Investments in affiliated companies	503	517
Investments in other companies	1,874	1,542
Other non-current assets	5,695	5,413
Deferred income taxes	18,489	15,684
Funds in respect of employee rights upon retirement	33,027	28,480
	59,588	51,636

Property and equipment, net	42,915	39,386

Operating lease right-of-use assets, net	8,004	8,878

Intangible assets, net	9,563	8,839

Goodwill	40,119	39,831

Total assets	408,420	386,214

  ITURAN LOCATION AND CONTROL LTD.

  CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	June 30,	December 31,
(In thousands)	2026	2025
	(unaudited)
Current liabilities
Accounts payable	25,725	19,082
Deferred revenues	29,427	27,206
Other current liabilities	67,211	57,817
	122,363	104,105

Long-term liabilities
Liability for employee rights upon retirement	39,839	35,080
Deferred income taxes	751	531
Deferred revenues	14,513	14,876
Operating lease liabilities, non-current	4,156	4,745
Other non-current liabilities	1,259	2,391
	60,518	57,623

Stockholders' equity	218,372	217,564
Non-controlling interests	7,167	6,922
Total equity	225,539	224,486

Total liabilities and equity	408,420	386,214

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Six months period		Three months period
	ended June 30,		ended June 30,
(in thousands, except per share data)	2026	2025	2026	2025
	(unaudited)		(unaudited)
Revenues:
Telematics services	155,224	125,936	79,824	63,756
Telematics products	52,230	47,312	24,964	23,037
	207,454	173,248	104,788	86,793

Cost of revenues:
Telematics services	63,949	52,734	32,887	26,835
Telematics products	40,711	35,574	18,551	17,037
	104,660	88,308	51,438	43,872

Gross profit	102,794	84,940	53,350	42,921
Research and development expenses	10,555	9,920	5,538	5,058
Selling and marketing expenses	10,754	8,634	5,521	4,375
General and administrative expenses	35,848	29,369	18,533	15,131
Other expenses (income), net	(180)	27	-	21
Operating income	45,817	36,990	23,758	18,336
Financing expenses, net	(740)	(782)	(1,327)	(1,328)
Income before income tax	45,077	36,208	22,431	17,008
Income tax expenses	(10,159)	(7,329)	(4,592)	(3,263)
Share in profit (losses) of affiliated companies, net	(59)	(18)	(14)	16
Net income for the period	34,859	28,861	17,825	13,761
Less: net income attributable to non-controlling interest	(758)	(816)	(498)	(308)
Net income attributable to the company	34,101	28,045	17,327	13,453

Basic and diluted earnings per share attributable to Company's stockholders	1.72	1.41	0.88	0.67
Basic and diluted weighted average number of shares outstanding (in thousands)	19,802	19,894	19,773	19,894

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Six months period ended June 30,		Three months period ended June 30,
(in thousands)	2026	2025	2026	2025
	(unaudited)		(unaudited)
Cash flows from operating activities
Net income for the period	34,859	28,861	17,825	13,761
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	9,299	9,230	4,652	4,602
Loss in respect of trading marketable securities and other investments	-	8	-	-
Increase in liability for employee rights upon retirement	2,343	1,622	1,235	591
Share in losses (profit) of affiliated companies, net	59	18	14	(16)
Deferred income taxes	(2,255)	(387)	(1,042)	(302)
Capital loss on sale of property and equipment, net	124	89	180	58
Decrease (increase) in accounts receivable	(4,638)	(7,691)	4,233	(1,127)
Decrease in other current and non-current assets	188	4,800	1,706	4,822
Decrease (increase) in inventories	(655)	(58)	(3,160)	72
Increase (decrease) in accounts payable	5,477	(124)	3,173	(393)
Increase (decrease) in deferred revenues	833	1,354	(996)	607
Increase (decrease) in other current and non-current liabilities	4,834	163	4,399	(249)
Net cash provided by operating activities	50,468	37,885	32,219	22,426

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(2,476)	(852)	(1,324)	(560)
Capital expenditures	(11,937)	(11,874)	(6,634)	(5,264)
Investments in affiliated and other companies, net	(172)	(110)	(124)	(106)
Repayment of (investment in) long-term deposit	(123)	(23)	(109)	61
Proceeds from sale of property and equipment	717	454	424	154
Net cash used in investment activities	(13,991)	(12,405)	(7,767)	(5,715)

Cash flows from financing activities
Short term credit from banking institutions, net	-	(114)	-	-
Acquisition of company shares	(3,579)	-	(3,048)	-
Dividend paid	(39,761)	(17,705)	(29,840)	(9,947)
Dividend paid to non-controlling interests	(1,913)	(1,677)	-	-
Net cash used in financing activities	(45,253)	(19,496)	(32,888)	(9,947)
Effect of exchange rate changes on cash and cash equivalents	4,925	5,394	4,167	6,288
Net change in cash and cash equivalents	(3,851)	11,378	(4,269)	13,052
Balance of cash and cash equivalents at beginning of period	107,551	77,357	107,969	75,683
Balance of cash and cash equivalents at end of period	103,700	88,735	103,700	88,735

Supplementary information on financing activities not involving cash flows:

In May 2026, the Company declared a dividend in an amount of US$10 million. The dividend was paid in July 2026.

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